

CITADEL | Securities

Citadel Securities Institutional LLC

——

2025 Financial Statement

CITADEL | Securities

Citadel Securities Institutional LLC

(A Delaware Limited Liability Company)
(SEC File Number 8-69663)

Statement of Financial Condition as of December 31, 2025, and Report of Independent Registered Public Accounting Firm

Filed pursuant to rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69663

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Citadel Securities Institutional LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

830 Brickell Plaza, Floor 15
(No. and Street)

Miami	Florida	33131
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Henry	(212) 651-7726	Michael.Henry@citadel.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, and middle name)

300 Madison Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

10/20/2003	238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Henry _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Citadel Securities Institutional LLC (the "Company") _____, as of December 31 _____, 2 025 , is **true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.**

Signature: _____

Title: _____
Chief Accounting Officer

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

CITADEL SECURITIES INSTITUTIONAL LLC

Table of Contents



Report of Independent Registered Public Accounting Firm

To the Member of Citadel Securities Institutional LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Citadel Securities Institutional LLC (the "Company") as of December 31, 2025, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2026

We have served as the Company's auditor since 2016.

PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, New York 10017
T: (646) 471 3000, www.pwc.com/us

CITADEL SECURITIES INSTITUTIONAL LLC

Statement of Financial Condition

(Expressed in U.S. dollars in millions)

ASSETS

		As of December 31, 2025
Assets:		
Cash and cash equivalents	$	237
Securities purchased under agreements to resell, at fair value		1,806
Receivable from brokers, dealers, and clearing organizations		60
Commissions receivable, net		22
Receivable from customers		16
Other assets		14
Total assets	$	2,155

LIABILITIES AND MEMBER'S CAPITAL

Liabilities:		
Securities sold under agreements to repurchase, at fair value	$	1,810
Payable to affiliated entities		38
Payable to customers		23
Commissions, clearance, and regulatory fees payable		22
Other liabilities		5
Total liabilities		1,898
Member's capital		257
Total liabilities and member's capital	$	2,155

See notes to statement of financial condition.

CITADEL SECURITIES INSTITUTIONAL LLC

Notes to Statement of Financial Condition

NOTE 1

Organization

Citadel Securities Institutional LLC (the "Company"), a Delaware limited liability company, is registered with the U.S. Securities and Exchange Commission ("SEC") as a broker and dealer, and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investor Protection Corporation. The Company is also a netting member of the Fixed Income Clearing Corporation. CSHC US LLC ("CSUH"), an affiliate, is the sole member of the Company.

Citadel Securities Group LP ("CSG"), an affiliate, is the manager of the Company. The Company's designated self-regulatory organization is FINRA.

The Company engages in options order routing as well as trades U.S. government securities and equities with institutional and broker and dealer clients. As a result, the Company engages in transactions with Citadel Securities LLC ("CSEC"), an affiliated broker and dealer.

Citadel Enterprise Americas LLC, Citadel Enterprise Americas Services LLC, Citadel Securities Americas Services LLC ("CSASC"), Citadel ENTP Services Group LLC, and certain of their affiliates (collectively, the "Citadel Service Parties"), provide administrative and investment-related services to the Company.

Northern Trust Hedge Fund Services LLC ("NTHFS") is responsible for providing certain administrative services to the Company. The services contract between the Company and NTHFS is currently effective through June 30, 2027.

NOTE 2

Significant Accounting Policies

The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of the financial statement in accordance with GAAP requires CSG to make estimates and assumptions, the most important of which relate to fair value measurements, that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company defines cash and cash equivalents on the statement of financial condition as cash and funds held in liquid investments with original maturities of 90 days or less as well as investments in money market funds. Cash and cash equivalents are held at global financial institutions.

As of December 31, 2025, the Company held money market funds of $213 million, which is included in cash and cash equivalents on the statement of financial condition.

Receivable from and Payable to Brokers, Dealers, and Clearing Organizations

Receivable from and payable to brokers, dealers, and clearing organizations may include cash balances and securities failed to deliver or receive.

Commissions Receivable, Net

Commissions receivable, net represents amounts receivable from customers for commissions and transaction fees (see Note 8). The balances are presented net of an allowance for credit losses. In determining the allowance for credit losses, the Company assesses the collectability of receivables from its customers and considers factors such as historical experience, credit quality, age of balances, and current economic conditions that may affect collectability.

Receivable from and Payable to Customers

Receivable from and payable to customers represents amounts receivable or payable for securities failed to deliver or receive (see Note 5).

Offsetting Financial Assets and Liabilities

The Company has elected to offset financial assets and financial liabilities by counterparty when it has determined that there exists a legally enforceable right to offset the recognized amounts and when certain other criteria are met in accordance with applicable accounting guidance on offsetting. As a result, the net exposure to each counterparty is reported as either an asset or liability on the statement of financial condition, where applicable.

Segment Reporting

Operating segments represent components of a company that engage in business activities and for which discrete financial information is available and regularly reviewed by the chief operating decision maker ("CODM") in assessing performance and allocating resources. The CODM has been identified as the Chief Operating Officer functions for the Citadel Service Parties. The CODM reviews excess net capital as a key financial metric to guide operational decisions for the Company, including capital adequacy. The Company's business activities as described in Note 1 constitute a single operating segment and financial information is reviewed for the Company as a whole. Excess net capital (see Note 10) is measured in accordance with SEC Rule 15c3-1.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales when the Company has relinquished control over the transferred assets. For transfers of financial assets that are not accounted for as sales, in which the transferor retains control of the financial assets, the financial assets remain on the statement of financial condition and the transfer is accounted for as a collateralized financing. Securities purchased under agreements to resell ("resale agreements") and securities sold under agreements to repurchase ("repurchase agreements") are treated as collateralized financings (see Note 3).

Resale agreements and repurchase agreements held as of the reporting date are recorded on the statement of financial condition at their fair value pursuant to the fair value option, plus accrued interest. The Company has elected to report resale agreements and repurchase agreements on a net basis when it has determined that there exists a legally enforceable right to offset the recognized amounts and when certain other criteria are met in accordance with applicable accounting guidance on offsetting.

Valuation of Financial Instruments

The fair value of a Financial Instrument (as defined below) is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value is determined by CSG and represents CSG's best estimate of fair value. In all instances, any Financial Instrument may either be valued by CSG or CSG may determine (but is under no obligation to do so) to engage a third party it believes to be qualified to value any Financial Instrument. The Company measures and reports resale agreements; repurchase agreements; and money market funds (collectively, "Financial Instruments") at fair value.

Notes to Statement of Financial Condition

Fair value is generally based on or derived from (i) closing prices of an exchange market, (ii) prices or inputs (e.g., mean of the bid and offer price) disseminated by third parties, including membership organizations, pricing vendors, and market participants (e.g., brokers and counterparties) or (iii) valuation models using such prices or inputs. In the absence of market prices or inputs that are observable, other valuation techniques are applied. Financial Instruments are generally valued as of the market close (as determined by CSG). CSG may determine to use a different value than would be assigned pursuant to the foregoing if CSG determines that doing so would better reflect fair value (e.g., CSG may determine that market quotations do not represent fair value if trading is halted before market close or a significant event occurs subsequent to market close). These valuation techniques involve some level of estimation and judgment by CSG, the degree of which is dependent on, among other factors, the price observability and complexity of the Financial Instrument, and the liquidity of the market. The fair value determined may not necessarily reflect the amount which might ultimately be realized in an arm's length sale or liquidation of Financial Instruments and such differences may be material.

The accounting guidance for fair value measurements and disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). A Financial Instrument's level within the fair value hierarchy is based on the lowest level of any input, individually or in the aggregate, that is significant to the fair value measurement. CSG's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the Financial Instrument. The three levels of the fair value hierarchy are described below:

Basis of Fair Value Measurement	
Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
Level 2	Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly; and
Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The following describes the valuation techniques applied to the Company's Financial Instruments to measure fair value, including an indication of the level within the fair value hierarchy in which each Financial Instrument is generally classified. Where appropriate, the description includes details of the valuation models and the significant inputs to those models.

Money Market Funds
The Company holds money market funds which are redeemable daily. Money market funds are valued based on the reported net asset value and are classified within Level 1 of the fair value hierarchy.

Resale Agreements and Repurchase Agreements
Resale agreements and repurchase agreements are valued by discounting the expected future cash flows using inputs including interest rates and funding spreads, which are determined based on the specific characteristics of the agreements. Resale agreements and repurchase agreements are classified within Level 2 of the fair value hierarchy.

Fair Value Option
The fair value option provides the Company the option to measure certain financial assets and financial liabilities at fair value with changes in fair value recognized in earnings in each period. CSG has elected to apply the fair value option to the Company's resale agreements and repurchase agreements. The primary reason for electing the fair value option is to reflect current market conditions related to resale agreements and repurchase agreements in earnings on a timely basis.

Other Financial Instruments
CSG estimates that the aggregate carrying value of financial instruments measured at amortized cost (including receivables and payables) recognized on the statement of financial condition, approximates fair value, as such financial instruments are short-term in nature, bear interest at current market rates and/or are subject to frequent repricing.

These financial assets and liabilities include cash and cash equivalents (other than money market funds); receivable from brokers, dealers, and clearing organizations; commissions receivable, net; receivable from customers; other assets; payable to affiliated entities; payable to customers; commissions, clearance, and regulatory fees payable; and other liabilities. Had these assets and liabilities been included in the fair value hierarchy, all would have been classified within Level 2 except for cash and cash equivalents which would have been classified within Level 1.

Current Expected Credit Loss
Financial assets measured at amortized cost, primarily composed of receivables, are presented at the net amount expected to be collected. Expected credit losses are measured based on historical experience, current conditions, collateralization, and forecasts that impact the collectability of the amount. As of December 31, 2025, based on the historical analysis and forward-looking information, the Company expects credit losses arising from such financial assets to be immaterial.

NOTE 3

Collateralized Transactions

The Company enters into resale agreements and repurchase agreements to, among other things, settle securities obligations. The Company attempts to manage credit exposure arising from resale agreements and repurchase agreements by entering into master netting agreements and credit support agreements with counterparties. In the event of a counterparty default (such as bankruptcy or a counterparty's failure to pay or perform), these agreements may provide the Company the right to terminate such agreements, net the Company's rights and obligations under such agreements, buy-in undelivered securities and liquidate and offset collateral against any net obligation remaining from the counterparty. As of December 31, 2025, all of the Company's resale and repurchase agreements were with CSEC, Citadel Securities Principal Investments LLC ("CSPI"), and CRBU Holdings LLC, all of which are affiliated entities.

Resale and repurchase agreements are collateralized primarily by receiving or pledging U.S. government securities. Typically, the Company has rights of rehypothecation with respect to the securities collateral received under resale agreements. Also, the affiliated entities generally have rights of rehypothecation with respect to the securities collateral received from the Company under repurchase agreements. As of December 31, 2025, substantially all securities collateral received under resale agreements has been delivered.

The Company monitors the fair value of underlying securities in comparison to the related payable, including accrued interest, and as necessary, transfers or requests additional collateral as provided under the applicable agreement to ensure transactions are adequately collateralized.

CITADEL SECURITIES INSTITUTIONAL LLC

Notes to Statement of Financial Condition

The following table presents information about resale agreements and repurchase agreements.

AS OF DECEMBER 31, 2025

($ in millions)		
Fair value of securities collateral received for resale agreements	$	1,818
Fair value of securities collateral pledged for repurchase agreements		1,821
Net additional cash collateral pledged to CSPI		5
Net additional cash collateral received from CSEC		4

In the table above:

- The fair value of securities collateral received and pledged includes accrued coupon interest.
- The net additional cash collateral pledged and received are included in receivable from brokers, dealers, and clearing organizations, and other liabilities, respectively, on the statement of financial condition.

Offsetting of Certain Collateralized Transactions
The following tables present information about the offsetting of these instruments.

ASSETS AS OF DECEMBER 31, 2025

($ in millions)		Resale Agreements
Included in the statement of financial condition		
Gross amounts	$	1,822
Amounts offset		(16)
Net amounts		1,806
Amounts not offset		
Counterparty netting		—
Financial instruments, at fair value		(1,805)
Total	$	1

LIABILITIES AS OF DECEMBER 31, 2025

($ in millions)		Repurchase Agreements
Included in the statement of financial condition		
Gross amounts	$	1,826
Amounts offset		(16)
Net amounts		1,810
Amounts not offset		
Counterparty netting		—
Financial instruments, at fair value		(1,810)
Total	$	—

In the tables above:

- Gross amounts include all instruments, irrespective of whether there is a legally enforceable master netting agreement or credit support agreement in place. These amounts also include financing interest receivables and payables related to these transactions.
- Amounts offset and financial instruments, at fair value, relate to legally enforceable master netting agreements or credit support agreements.

- Amounts are reported in the statement of financial condition on a net basis, as applicable, when the Company has determined that there exists a legally enforceable master netting agreement and/ or credit support agreement and when certain other criteria are met in accordance with applicable accounting guidance on offsetting.
- Financial instruments not offset in the statement of financial condition include the fair value and accrued coupon interest of securities purchased or sold under the agreements to resell or repurchase, respectively, and additional collateral, where applicable.

Collateralized Transactions–Maturities and Collateral Pledged
The following table presents the gross carrying value of repurchase agreements by remaining contractual maturity and class of collateral pledged as of December 31, 2025.

($ in millions)		Repurchase Agreements
Overnight		
U.S. government securities	$	1,826

NOTE 4

Transactions with Related Parties

Expenses
Pursuant to an administrative services agreement, the Company pays the Citadel Service Parties on a cost and/or cost-plus basis, as applicable, for direct and reimbursable administrative, general, and operating expenses, including compensation and benefits, paid by these entities, on behalf of the Company. As of December 31, 2025, the Company had a combined payable to the Citadel Service Parties of $36 million, which is included in payable to affiliated entities on the statement of financial condition. As of December 31, 2025, the Company has paid compensation to CSASC of $6 million, which has not yet been expensed due to service vesting requirements. Such amount is included in other assets on the statement of financial condition.

Executing Activities
During 2025, the Company provided execution services to CSEC under a transfer pricing agreement on a cost plus basis. As a result of this activity, the Company recognized service fees from CSEC and incurred commission expense to CSEC for acting as a counterparty for trades with third parties. As of December 31, 2025, the Company had a payable to CSEC of $2 million, which is included in payable to affiliated entities on the statement of financial condition. As of December 31, 2025, the Company had commission payable to CSEC of $17 million, which is included in commissions, clearance and regulatory fees payable on the statement of financial condition.

In 2025, the Company also provided execution services to Citadel Securities Swap Dealer LLC ("CSSD"), an affiliated broker and dealer. Additionally, the Company earned and incurred charges related to failed delivery of securities with CSEC and CSSD. As of December 31, 2025, the Company had a receivable from CSEC related to securities failed to deliver of $11 million, which is included in receivables from brokers, dealers, and clearing organizations on the statement of financial condition.

CITADEL SECURITIES INSTITUTIONAL LLC

Notes to Statement of Financial Condition

Loan Agreement

The table below discloses the significant terms and financial information associated with the Company's borrowing agreement with Citadel Securities Global Holdings LLC ("CSGHC").

AS OF DECEMBER 31, 2025

Borrowing Agreement *($ in millions)*

Lender	Total Facility Limit	Interest Rate	Outstanding Principal and Accrued Interest	Maturity Date
CSGHC	$ 100	SOFR + 1.41%	$ —	December 31, 2026

In the table above:

- The senior unsecured loan facility with CSGHC is uncommitted, payable on demand, and all loan advances are subject to CSGHC's approval.

Miscellaneous Related Party Transactions

Certain of the Company's transactions with various clients have been guaranteed by CSUH. These guarantees may be unconditional guarantees without a specific term. In certain instances, the guarantees may be terminated by CSUH with respect to prospective obligations upon prior notice to the counterparty.

The Company participates in a variety of operating and administrative transactions with related parties and affiliates. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties and such differences could be material.

NOTE 5

Receivable from and Payable to Customers

Amounts receivable from and payable to customers at December 31, 2025, consist of the following:

($ in millions)	Receivables	Payables
Securities failed to deliver/receive	$ 16	$ 23
Receivable/payable from/to customers	$ 16	$ 23

NOTE 6

Risk Management

The Company is subject to various risks, including, but not limited to, market risk, credit risk, liquidity risk, and operational risk. CSG seeks to monitor and manage these risks on an ongoing basis.

Market Risk

Market risk is the potential for changes in the value of Financial Instruments and the securities collateral pledged and/or received under repurchase agreements and resale agreements. Categories of market risk include, but are not limited to, exposures to equity prices, interest rates, commodity prices, credit prices, and currency prices.

Market risk is directly impacted by the volatility and liquidity of the markets in which the financial instruments are traded. CSG seeks to manage market risk in various ways, including through diversifying exposures and guidelines on position sizes. The ability to manage market risk may be constrained by changes in liquidity conditions and fast changes in the relative prices and volatilities.

Credit Risk

Credit risk is the risk of loss due to the failure of a counterparty to perform according to the terms of a contract. Risks may arise associated with the Company's transactions with counterparties as a result of nonperformance by the counterparties.

The Company's customer activities involve the execution and settlement of securities transactions, which may expose the Company to credit risk. Customer activities are transacted on a delivery versus payment or cash basis. For these transactions, the Company is exposed to the risk of loss in the event of nonperformance by a customer or broker. In the event that a customer or broker fails to perform, the Company may be required to execute the transaction at current market prices. The Company does not extend credit to customers through margin accounts. The Company's credit exposure to institutional customers is mitigated by the use of industry-standard delivery versus payment through depositories and clearing banks.

The Company seeks to reduce its exposure to credit risk associated with counterparty nonperformance in financing arrangements by entering into master netting agreements and collateral posting with counterparties. These master netting agreements and credit support agreements provide the Company with the right to demand collateral based on the Company's mark-to-market exposure to the counterparty, as well as the right, in the event of counterparty default, to liquidate collateral and offset receivables and payables covered under the same master netting agreement. CSG monitors collateral fair value on a daily basis relative to the Company's counterparties' exposure and, when necessary, attempts to recall any material excess collateral balances. Additionally, the Company seeks to mitigate credit risk by, among other factors, monitoring exposures to and reviewing creditworthiness of its counterparties and rebalancing trading and financing sources as deemed appropriate.

Cash account balances typically exceed government-sponsored insurance coverage and may subject the Company to a concentration of credit risk. Where possible, CSG seeks to mitigate the credit risk that exists with these account balances by, among other things, maintaining these account balances pursuant to segregated custodial arrangements, or by reducing the amount of cash the Company has on deposit with banks and other financial institutions.

Liquidity Risk

With respect to asset and liability management, the Company diversifies financing across counterparties and contractual types, focusing on a variety of financing arrangements with strong contractual terms, active balance sheet and capital planning, and developing scalable infrastructure including direct funding capabilities, where applicable. Management also typically maintains a pool of excess liquidity at the Company for these planned and contingent needs.

Operational Risk

Operational risk is defined as the risk of financial loss or reputational damage resulting from inadequate or failed internal processes, people, systems, or from external events. CSG seeks to identify, measure, monitor, and manage material operational risks by continuing to develop and implement enhanced methodologies in the processes that support the Company's key activities.

Other Risks

The Company is subject to risks associated with unforeseen or catastrophic events, including, but not limited to, geopolitical events, terrorist attacks, natural disasters, cyberattacks, outages, and the emergence of a pandemic, which could create economic, financial, and business disruptions. In addition, there are inherent risks in the utilization of certain technologies, including artificial intelligence technologies, whereby the outputs produced could contain errors, which may be difficult to detect. All these risks could lead to operational difficulties that could impair CSG's ability to manage the Company's activities. Where applicable, CSG seeks to manage such risks through continuity and resiliency planning.

Notes to Statement of Financial Condition

In the future, litigation could arise, or legal, tax, and regulatory changes could occur, which could have a material adverse effect on the Company.

NOTE 7

Contingencies

In the normal course of business, the Company may enter into contracts that contain provisions related to certain indemnifications. The Company's maximum exposure under these arrangements is unknown, as any such exposure involves possible future claims that may be, but have not yet been, made against the Company, based on events which have not yet occurred. However, based on experience, CSG believes the risk of material loss from these arrangements to be remote.

NOTE 8

Contracts with Customers

As of December 31, 2025, customer transactions consisted of:

Service Income from Affiliated Entities
The Company receives service fees on a monthly basis from CSEC for trade execution services provided (see Note 4). Service fees are recognized over time in the period when services are provided.

Commissions and Transaction Fees
The Company earns commissions for executing trades on behalf of its customers and is also generally reimbursed by the customers for transaction fees incurred. Commissions and reimbursement of transaction fees are recorded on a trade date basis as securities transactions occur. Commissions on equity trades are paid on settlement date and commissions on options order routing and transaction fees are billed monthly.

As of December 31, 2025, the Company's commissions receivable from contracts with customers was $22 million and is reflected as commissions receivable, net on the statement of financial condition. As of December 31, 2024, the Company's commissions receivable from contracts with customers was $13 million. The Company did not have unsatisfied or partially satisfied performance obligations related to its trade execution services with third-parties or affiliates.

NOTE 9

Income Taxes

The Company is disregarded for U.S. federal income tax purposes and is not subject to U.S. federal or state income tax directly; rather these are borne by CSUH, CSUH's members, or the partners of CSUH's members, where applicable.

In accordance with GAAP, CSG has reviewed the Company's tax positions for all open tax years. As of December 31, 2025, CSG has determined that the Company was not required to establish a liability for uncertain tax positions.

NOTE 10

Regulatory Requirements

The Company is subject to the net capital requirements of the SEC Uniform Net Capital Rule ("Rule 15c3-1") and has elected to use the alternative method as permitted by this rule. At December 31, 2025, net capital was $232 million in excess of the Company's required minimum net capital of $250 thousand.

The Company claims an exemption from SEA Rule 15c3-3 ("Rule 15c3-3") based on the provisions set forth in paragraphs (k)(2)(i) and (k)(2)(ii) of the rule.

NOTE 11

Subsequent Events

The Company has performed an evaluation of subsequent events through February 27, 2026, which is the date the financial statement was available to be issued. The Company is not aware of any subsequent events that require disclosure in the financial statement.